www.umc.com

Exhibit

Exhibit Description

99 Announcement on 2024/11/19: UMC will attend investor conferences on 2024/11/25~2024/11/26

Exhibit 99

UMC will attend investor conferences on 2024/11/25~2024/11/26

1. Date of institutional investor conference: 2024/11/25~2024/11/26

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Shangri-La Far Eastern, Taipei

4. Outline of institutional investor conference:

The Company will attend the “2024 Taiwan Corporate Day”, held by Citi.

5. Any other matters that need to be specified: None